December 31, 2009

VIA EDGAR

Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Bio Medica Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 000-28666

Dear Mr. Rosenberg:

On behalf of American Bio Medica Corporation (the “Company”), this letter serves as the Company’s response to the items raised in your letter dated December 22, 2009, furnishing the comments of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008.

Financial Statements

1.           You have presented three years of financial statements although Article 8.02 of Regulation S-X requires only two years. Please have your auditors, whose audit report only covers the years ending December 31, 2008 and 2007, reissue their audit report to cover all the years presented in your financial statements including December 31, 2006.

Company’s Reply: The Company has obtained a revised audit report from its auditors covering all the years presented in its financial statements including December 31, 2006. The Company will amend its Form 10-K for the year ending December 31, 2008 to include this revised audit report. A redline version of the audit report, as amended, is attached to this correspondence as Exhibit A.

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In efforts to control costs associated with filing such an amendment to the Form 10-K for the fiscal year ending December 31, 2008 through EDGAR, the Company would appreciate receiving a response from the Commission (prior to the Company undertaking the filing) to ensure the revisions being made to the audit report are acceptable to the Commission. I can be reached at 800-227-1243 and my direct extension is 105. Thank you in advance for your consideration of this request.

Very truly yours, AMERICAN BIO MEDICA CORPORATION

By:	/s/ Stefan Parker
Stefan Parker Chief Financial Officer Executive Vice President, Finance Principal Financial Officer

EXHIBIT A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
American Bio Medica Corporation

We have audited the accompanying balance sheets of American Bio Medica Corporation as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2008, 2007 and 2006 . These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Bio Medica Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years ended December 31, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has recurring losses from operations and liquidity constraints that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY LLP

Albany, New York
March 30, 2009